Exhibit 21

Subsidiaries of MVB Financial Corp.

The following are the only subsidiaries of MVB Financial Corp.:

Name of Subsidiary	Jurisdiction of Incorporation
MVB Bank, Inc.	West Virginia
MVB-Central, Inc.	West Virginia
MVB-East, Inc.	West Virginia
Bank Compliance Solutions, Inc.	West Virginia